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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 ------------

                                   FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12 (b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           TARGET THERAPEUTICS, INC.
             (Exact name of Registrant as specified in its charter)

        DELAWARE                                       95-3962471
(State of Incorporation)                            (I.R.S. Employer
                                                   Identification No.)

                              47201 LAKEVIEW BLVD.
                               FREMONT, CA  94538
                    (Address of principal executive offices)

       Securities to be registered pursuant to Section 12(g) of the Act:

                        PREFERRED SHARE PURCHASE RIGHTS
                                (Title of Class)
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ITEM 1.          DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On September 21, 1994, the Board of Directors of Target Therapeutics, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock, $0.0025 par value (the "Common Shares"), of the Company. The dividend was paid on October 7, 1994 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right currently entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, $0.001 par value, of the Company (the "Preferred Shares"), subject to adjustment, at a price of $300.00 per one-thousandth of a preferred share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Preferred Shares Rights Agreement (the "Rights Agreement") dated as of September 21, 1994 between the Company and The First National Bank of Boston, as Rights Agent (the "Rights Agent"), as amended on May 7, 1996 (the "First Amendment"), and as later amended as of January 20, 1997 (the "Second Amendment").

         The following is a general description only and is subject to the detailed terms and conditions of the Rights Agreement, as amended. A copy of the Rights Agreement, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights to be provided to stockholders of the Company, as well as the amendments thereto, are attached as exhibits to this Registration Statement and are incorporated herein by reference. All figures have been updated to reflect adjustments resulting from the Company's 1-for-1 share stock dividend in December 1995 as well as the May 1996 amendment to the purchase price.

Rights Evidenced by Common Share Certificates

         The Rights will not be exercisable until the Distribution Date (defined below). Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

Distribution Date

         The Rights will separate from the Common Shares, certificates for the rights ("Rights Certificates") will be issued and the Rights will become exercisable upon the earlier of: (i) the close of business on the tenth day (or such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with the Acquiring Person, as defined below (the "Continuing Directors")) following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Shares (or, in the case of Collagen Corporation, has acquired Common Shares that would increase its holdings above their September 21, 1994 level, unless approved by the Company's Board of Directors or a committee thereof) (an "Acquiring Person") or (ii) the close of business on the tenth day (or such later date as may be determined by a majority of the Continuing Directors) following the commencement of a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date." A "Triggering Event" shall be deemed to have occurred upon any person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan), together with all affiliates and associates of such person, becoming an Acquiring Person.

Issuance of Rights Certificates, Expiration of Rights

         As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. Unless otherwise determined by the Board of Directors, all Common Shares issued prior to the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date may be issued with Rights if such shares are issued (i) upon the exercise,





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conversion or exchange of securities issued after adoption of the Rights
Agreement or (ii) pursuant to the exercise of stock options or under any employee benefit plan or arrangement. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights. In addition, no Common Shares issued after the Distribution Date will be issued with Rights if such issuance would result in (or create a significant risk) (i) of material adverse tax consequences to the Company or the person to whom such Rights Certificate would be issued or (ii) that such options or plans would not qualify for otherwise available special tax treatment. The Rights will expire on September 21, 2004 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company or expire upon consummation of certain mergers, consolidations or sales of assets, as described below.

Initial Exercise of the Rights

         Following the Distribution Date, and until the occurrence of one of the subsequent events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $300.00 (the "Purchase Price") per Right, one one-thousandth of a Preferred Share.

Exchange Provision

         At any time after an Acquiring Person has become such and prior to the Acquiring Person beneficially owning 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

Right to Buy Common Shares at Half Price

         Unless the Rights are earlier redeemed or exchanged, in the event that an Acquiring Person becomes such, other than pursuant to a tender offer which is made for all of the outstanding Common Shares and approved by a majority of the Continuing Directors after determining that the offer is both adequate and otherwise in the best interests of the Company and its stockholders (a "Permitted Offer"), then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise of a Right, a number of Common Shares having a then current value equal to two times the Purchase Price. In the event that the Company does not have a sufficient number of Common Shares available, or the Board decides that such action is necessary or appropriate and not contrary to the interests of Rights holders, the Company may, among other things, instead substitute cash, assets or other securities for the Common Shares into which the Rights would have otherwise been exercisable.

Right to Buy Acquiring Company Stock at Half Price

         Similarly, unless the Rights are earlier redeemed or exchanged, in the event that, after the Shares Acquisition Date (as defined below), (i) the Company consolidates with or merges into another entity, (ii) another entity consolidates with or merges into the Company or (iii) the Company sells or otherwise transfers 50% or more of its consolidated assets or earning power, proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a then current value equal to two times the Purchase Price (unless the transaction satisfies certain conditions and is consummated with a person who acquired shares pursuant to a Permitted Offer, in which case the Rights will expire).

Adjustments to Prevent Dilution

         The Purchase Price payable, the number of Rights and the number of Preferred Shares, Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent





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dilution as set forth in the Rights Agreement.  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Rights and Preferences of the Preferred Shares

         Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a preferential liquidation payment equal to accrued but unpaid dividends plus the greater of $1,000 per share or 1,000 times the aggregate per share amount to be distributed to the holders of Common Shares. Each Preferred Share will have 1,000 votes, voting together with the holders of Common Shares, except as required by law or the Certificate of Determination of Rights, Preferences and Privileges of Series A Participating Preferred Stock. In the event of any merger, consolidation or other transaction in which Common Shares are changed or exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions. Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

Redemption

         At any time prior to the close of business on the earlier of (i) the tenth day following the date (the "Shares Acquisition Date") of public announcement that an Acquiring Person has become such or such later date as may be determined by a majority of the Continuing Directors and publicly announced by the Company or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.005 per Right ("Redemption Price").

No Stockholders' Rights Prior to Exercise

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

Amendment of Rights Agreement

         The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the Distribution Date without the approval of Rights holders. After the Distribution Date, the provisions of the Rights Agreement may be supplemented or amended by the Board in order to
(i) cure any ambiguity, defect or inconsistency, (ii) to make changes which are deemed necessary or advisable and do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or (iii) to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to lengthen (A) the time period governing redemption shall be made at such time as the Rights are not redeemable, or (B) any other period unless for the purpose of protecting, enhancing or clarifying the rights of, and/or benefits to, the holders of Rights.

Second Amendment

         The Second Amendment was approved by the Board of Directors to confirm the intent of the Rights Agreement with respect to mergers or business combinations approved by the Board of Directors. In particular, the Second Amendment confirms that Boston Scientific Corporation, a Delaware corporation, together with its subsidiaries and affiliates, will not to be deemed to be an Acquiring Person by reason of (i) the approval, execution or delivery of the Agreement and Plan of Merger, dated as of January 20, 1997, among Boston Scientific Corporation, Patriot Acquisition Corp., and the Company (the "Merger Agreement"), or (ii) the consummation of the transactions pursuant to the Merger Agreement. More specifically, the Second Amendment provides the following:





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                 1.       No Distribution Date shall be deemed to have occurred
                 by reason of (i) the approval, execution or delivery of the Merger Agreement, or (ii) the consummation of the transactions pursuant to the Merger Agreement;

                 2. No consolidation, merger or sale or transfer of assets or earning power within the meaning of Section 13 of the Rights Agreement shall be deemed to have occurred by reason of (i) the approval, execution or delivery of the Merger Agreement, or (ii) the consummation of the transactions pursuant to the Merger Agreement;

                 3. No Shares Acquisition Date shall be deemed to have occurred by reason of (i) the approval, execution or delivery of the Merger Agreement, or (ii) the consummation of the transactions pursuant to the Merger Agreement;

                 4. No Triggering Event shall be deemed to have occurred by reason of (i) the approval, execution or delivery of the Merger Agreement, or (ii) the consummation of the transactions pursuant to the Merger Agreement; and

                 5. The Final Expiration Date is defined to mean the earlier of (i) September 21, 2004, and (ii) the Effective Date (as defined in the Merger Agreement).

Certain Anti-takeover Effects

         The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive a corporation's Board of Directors and its stockholders of any real opportunity to determine the destiny of the corporation. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

         The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights are not exercisable in the event of a Permitted Offer, as described above. The Rights may be redeemed by the Company at $.005 per Right within ten days (or such later date as may be determined by a majority of the Continuing Directors) after the accumulation of 15% or more of the Company's outstanding Common Shares by a single acquiror or group (or, in the case of Collagen Corporation, the acquisition of Common Shares that would increase its holdings above their September 21, 1994 level, unless approved by the Company's Board of Directors or a committee thereof). Accordingly, the Rights should not preclude any merger or business combination approved by the Board of Directors. Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no immediate dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment. However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.

ITEM 2.          EXHIBITS.

                     1. (1) Preferred Shares Rights Agreement, dated as of September 21, 1994, between Target Therapeutics, Inc. and The First National Bank of Boston, including the Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock,





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                                  the form of Rights Certificate and the
                                  Summary of Rights attached thereto as
                                  Exhibits A, B and C, respectively.

                     2. (2) Amendment to Preferred Shares Rights Agreement, dated May 7, 1996, between Target Therapeutics, Inc. and The First National Bank of Boston.

                     3. (3) Second Amendment to Preferred Shares Rights Agreement dated as of January 20, 1997, between Target Therapeutics, Inc. and The First National Bank of Boston.

                     -----------
                     (1) Incorporated herein by reference to Exhibit No. 1 filed with Registrant's Form 8-A filed on September 22, 1994.

                     (2) Incorporated herein by reference to Exhibit No. 4.2 filed with the Company's Form 10-K for the year ended March 31, 1996.

                     (3) Incorporated herein by reference to Exhibit No. 4.4 filed with Registrant's Form 8-K filed on January 23, 1997.





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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                             TARGET THERAPEUTICS, INC.


Date:  March 26, 1997        By   /s/ Robert E. McNamara
                                ------------------------------------------
                                Robert E. McNamara
                                Vice President, Finance and Administration,
                                Chief Financial Officer and Assistant Secretary





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                               INDEX TO EXHIBITS

                                                                                             Sequentially
Exhibit No.                                   Description                                   Numbered Page
-----------                                   -----------                                   -------------
    1.        Preferred Shares Rights Agreement, dated as of September 21, 1994, between   Incorporated by
              Target Therapeutics, Inc. and The First National Bank of Boston, including   reference
              the Certificate of Designation of Rights, Preferences and Privileges of
              Series A Participating Preferred Stock, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.

    2.        Amendment to Preferred Shares Rights Agreement, dated May 7, 1996, between   Incorporated by
              Target Therapeutics, Inc. and The First National Bank of Boston.             reference

    3.        Second Amendment to Preferred Shares Rights Agreement dated as of January    Incorporated by
              20, 1997, between Target Therapeutics, Inc. and The First National Bank of   reference
              Boston.